OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

November 29, 2017

The Board of Trustees

OFI Funds Trust

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OFI Global Asset Management, Inc. (“OFI Global”) has purchased 9,000 Class I shares and 1,000 Class Y shares, of OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Fund”), at a net asset value per share of $10.00 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI Global represents that such purchase is made for investment purposes by OFI Global without any present intention of redeeming or selling such shares.

Very truly yours,

OFI Global Asset Management, Inc.

By:

/s/ Cynthia Lo Bessette

Cynthia Lo Bessette
Executive Vice President, General Counsel and Secretary